UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41752

Perpetuals.com Ltd

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Extraordinary General Meeting of Shareholders of Earlyworks Co., Ltd.

The Extraordinary General Meeting (the “Meeting”) of shareholders of Earlyworks Co., Ltd. (the “Company”) was held on January 16, 2026 in Tokyo, Japan.

As previously disclosed in the Company’s Report on Form 6-K filed with the U.S. Securities and Exchange Commission on December 29, 2025, the shareholders of the Company were invited to cast votes on the following proposals during the Meeting: (i) item No.1 Issuing Shares for Subscription; (ii) item No.2 Issuing Series P Share for Subscription (Conditional), which, together with item No.1, was intended to acquire 100% of the outstanding shares of Perpetual Markets Ltd. (“Perpetual Markets”) by issuing shares to Perpetual Markets’ shareholders and, subject to the completion of the transaction and satisfaction of applicable conditions, to result in Perpetual Markets becoming a wholly-owned subsidiary of the Company; (iii) item No.3 Issuing Share Option for Subscription, which was intended to secure flexible future financing methods, including funds for the cash consideration in the transaction aimed at acquiring 100% of the outstanding shares of Perpetual Markets and making it a subsidiary of the Company, while also strengthening relationships with strategic partners to enhance the Company’s corporate value; (iv) item No.4 Partial Amendments to the Articles of Incorporation, which was intended to change the Company’s name from “Earlyworks Co., Ltd.” to “Perpetuals.com Ltd”, increase the number of authorized shares, change the authorized share structure and create the Series P shares, and change the types of share certificates to be issued in the future; (v) item No.5 Election of Two (2) Directors, who are Patrick Gruhn and Matthew Nicoletti, respectively; (vi) item No.6 Determination of Remuneration for Directors.

At the Meeting, the shareholders of the Company approved and adopted all the resolutions as originally proposed.

The issuance of the shares and the completion of the acquisition of Perpetual Markets remain subject to the satisfaction of customary closing conditions, including the completion of due diligence.

A total of 9,648,560 votes, representing approximately 63.26% of the votes exercisable as of October 30, 2025, the record date for the Meeting, were present in person or by proxy at the Meeting. The results of the votes were as follows:

Resolution	For	Against
Item No.1	9,584,260	64,300
Item No.2	9,585,260	63,300
Item No.3	9,564,260	84,300
Item No.4	9,565,260	83,300
Item No.5 (Election of Patrick Gruhn as Director)	9,617,685	30,875
Item No.5 (Election of Matthew Nicoletti as Director)	9,617,685	30,875
Item No.6	9,585,260	63,300

Changes of the Company’s Name and Ticker and Amendment of Articles of Incorporation

As approved by the Company’s shareholders during the Meeting, the Company’s name is changed from “Earlyworks Co., Ltd.” to “Perpetuals.com Ltd” and such change became effective on January 20, 2026. The amended and restated articles of incorporation are filed as Exhibit 3.1.

The Company’s ticker symbol is changed from “ELWS” to “PDC,” effective January 20, 2026.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of the Registrant (English Translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perpetuals.com Ltd

Date: January 16, 2026	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer, Interim Chief Financial Officer and Representative Director (Principal Executive Officer)

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